As filed with the Securities and Exchange Commission

on April 2, 2014

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

File No: 812-[—]

***********************************************	*
In The Matter Of: PRINCIPAL REAL ESTATE INCOME FUND, and ALPS ADVISORS, INC. File No. 812-[—] ***********************************************	* * * * * * * * * * *	APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR AN ORDER EXEMPTING THE APPLICANTS FROM THE PROVISIONS OF SECTION 19(b) OF THE ACT AND RULE 19b-1 THEREUNDER

Please direct all communications

concerning this Application to:

Philip J. Niehoff, Esq.

Mayer Brown LLP

71 South Wacker Drive

Chicago, Illinois 60606

with a copy to:

Erin D. Nelson

ALPS Fund Services, Inc.

1290 Broadway, Suite 1100

Denver, Colorado 80203

Total number of Pages in this Application: 33

Exhibit Index Appears on Page: 31

I. PRELIMINARY STATEMENT

Principal Real Estate Income Fund (“PGZ”) and its investment adviser, ALPS Advisors, Inc. (the “Adviser”, and together with PGZ, the “Applicants”) hereby apply for an order (the “Order”) of the Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”) providing PGZ and each registered closed-end investment company in the future that seeks to rely on the Order advised by the Adviser (including any successor in interest1) or by an entity controlling, controlled by or under common control (within the meaning of Section 2(a)(9) of the 1940 Act) with the Adviser an exemption from the provisions of Section 19(b) of the 1940 Act and rule 19b-1 thereunder, as more fully set forth below.2 PGZ and such future investment companies are hereinafter collectively referred to as the “Funds” and separately as a “Fund.”

II. STATEMENT OF FACTS

A.	The Applicants

PGZ is, and each future Fund will be, a closed-end management investment company registered under the 1940 Act. PGZ is a statutory trust organized under the laws of the State of Delaware. PGZ’s investment objective is to seek to provide high current income, with capital appreciation as a secondary objective, by investing in commercial real estate-related securities, and its common shares are listed on

[1]	A successor in interest is limited to entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

[2]	The existing registered closed-end investment company that currently intends to be able to rely on the requested Order is named as an Applicant and any closed-end investment company that may rely on the Order in the future will satisfy each of the representations in the application except that such representations will be made in respect of actions by the board of directors or trustees of such future fund and will be made at a future time.

the New York Stock Exchange and trade under the symbol “PGZ.” Under normal market conditions, PGZ invests at least 80% of its total assets in commercial real estate-related securities, primarily consisting of commercial mortgage backed securities (“CMBS”) and other U.S. and non-U.S. real estate-related securities (primarily real estate investment trusts (“REITs”) or REIT-like entities). Under normal circumstances, PGZ invests between 40% and 70% of its total assets in CMBS and will invest between 30% and 60% in other real estate-related securities (including REITs). Under authority delegated by the Adviser, PGZ’s investment subadviser, Principal Real Estate Investors, LLC, retains broad discretion to dynamically allocate PGZ’s investments among CMBS and other real estate-related securities in accordance with these percentage limits and other investment restrictions and limitations described in PGZ’s registration statement. PGZ may invest in preferred stocks and bonds of below investment grade quality. Although PGZ does not currently intend to issue preferred shares, the Board of Trustees of PGZ (the “Board”) may authorize the issuance of preferred shares in the future.

ALPS, a corporation organized under the laws of the State of Colorado, is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). ALPS serves as investment adviser to PGZ and certain other registered open-end investment companies, and may in the future serve as investment adviser to one or more additional Funds. ALPS began conducting business in 2006 upon the acquisition of an existing investment advisory operation, and had approximately $12.1 billion of assets under management as of December 31, 2013, including approximately $131.8 million relating to PGZ.

Principal Real Estate Investors, LLC (“PrinREI”), a limited liability company organized under the laws of the State of Delaware, is registered as an investment adviser under the Advisers Act, and serves as investment subadviser to PGZ. ALPS and PrinREI are not under common control.

B.	RELIEF REQUESTED

Section 19(b) of the 1940 Act provides that it shall be unlawful in contravention of such rules, regulations or orders as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors for any registered investment company to distribute long-term capital gains, as defined in the Internal Revenue Code of 1986, as amended (the “Code”), more often than once every twelve months. Rule 19b-1 under the 1940 Act provides that no registered investment company that is a “regulated investment company,” as defined in Section 851 of the Code, may make more than (i) one “capital gain dividend,” as defined in Section 852(b)(3)(C) of the Code, in any one taxable year of the company, (ii) one additional capital gain distribution made in whole or in part to avoid payment of excise tax under Section 4982 of the Code, plus (iii) one supplemental capital gain dividend pursuant to Section 855 of the Code (provided that it does not exceed 10% of the total amount distributed for the taxable year).

The Applicants believe that rule 19b-1 should be interpreted to permit a Fund to pay an unlimited number of distributions on its common and preferred shares (if any) so long as it makes the designation necessary under the Code and rule 19b-1 to characterize those distributions as “capital gain dividends” restricted by rule 19b-1 only as often as is permitted by rule 19b-1, even if the Code would then require retroactively spreading the capital gain resulting from that designation over more than the permissible number of distributions. However, in order to maintain certainty for PGZ’s distribution policy, and to obtain certainty for the distribution policies that may be adopted by other Funds in the future (each, a “Distribution Policy”), in the absence of such an interpretation, Applicants hereby request an order pursuant to Section 6(c) of the 1940 Act granting an exemption from Section 19(b) of the 1940 Act and rule 19b-1 thereunder. The Order would permit each Fund to make periodic capital gain dividends (as defined in Section 852(b)(3)(C) of the Code)that include long-term capital gains as frequently as 12 times in any one taxable year in respect of its common shares and as often as specified by, or determined in accordance with the terms of, any preferred shares issued by the Fund.

III. REPRESENTATIONS OF THE APPLICANTS

Applicants make the following representations regarding the requested relief:

Prior to a Fund’s implementing a Distribution Policy in reliance on the Order, the board of trustees or directors (the “Board”) of each Fund seeking to rely on the Order, including a majority of the trustees or directors who are not “interested persons” of the Fund, as defined in Section 2(a)(19) of the 1940 Act (the “Independent Trustees”), will request, and the Adviser will provide, such information as is reasonably necessary to make an informed determination of whether the Board should adopt a proposed Distribution Policy. In particular, the Board and the Independent Trustees, will review information regarding (i) the purpose and terms of the Distribution Policy; (ii) the likely effects of the policy on the Fund’s long-term total return (in relation to market price and net asset value per common share (“NAV”); (iii) the expected relationship between the

Fund’s distribution rate on its common shares under the policy and its total return (in relation to NAV); (iv) whether the rate of distribution is anticipated to exceed the Fund’s expected total return in relation to its NAV; and (v) any reasonably foreseeable material effects of the policy on the Fund’s long-term total return (in relation to market price and NAV). The Independent Trustees will also consider what conflicts of interest the Adviser and the affiliated persons of the Adviser and the Fund might have with respect to the adoption or implementation of the Distribution Policy. Following this review, the Board, including the Independent Trustees, of each Fund will, before adopting or implementing any Distribution Policy, make a determination that the Distribution Policy is consistent with the Fund’s investment objective(s) and in the best interests of the Fund’s common shareholders. The Distribution Policy will be consistent with the Fund’s policies and procedures and will be described in the Fund’s registration statement (if applicable).

Prior to implementation of a Distribution Policy for any Fund, pursuant to the Order requested by this Application, the Board of such Fund shall have adopted policies and procedures (“Section 19 Compliance Policies”) pursuant to rule 38a-1 under the 1940 Act that:

(i) are reasonably designed to ensure that all notices required to be sent to the Fund’s shareholders pursuant to Section 19(a) of the 1940 Act, rule 19a-1 thereunder and condition 4 below (each a “19(a) Notice”) include the disclosure required by Rule 19a-1 and by condition 2(a) below, and that all other written communications by the Fund or its agents regarding distributions under the Distribution Policy include the disclosure required by condition 3(a) below; and

(ii) require the Fund to keep records that demonstrate its compliance with all of the conditions of the Order and that are necessary for the Fund to form the basis for, or demonstrate the calculation of, the amounts disclosed in its 19(a) Notices.

The records of the actions of the Board of each Fund will summarize the basis for its approval of the Distribution Policy, including its consideration of the factors described above. These records will be maintained for a period of at least six years from the date of such meeting, the first two years in an easily accessible place, or for such longer period as may otherwise be required by law.

Generally, the purpose of the Distribution Policy is to permit a Fund to distribute over the course of each year, through periodic distributions in relatively equal amounts (plus any required special distributions) that are composed of payments received from portfolio holdings, supplemental amounts generally representing realized capital gains or, possibly, returns of capital that may represent unrealized capital gains. The Fund seeks to establish a distribution rate that approximates the Fund’s projected total return that can reasonably be expected to be generated by the Fund over an extended period of time, although the distribution rate will not be solely dependent on the amount of income earned or capital gains realized by the Fund. Under the Distribution Policy of a Fund, such Fund distributes periodically (as frequently as 12 times in any taxable year) to its respective common shareholders a fixed percentage of the market price of such Fund’s common shares at a particular point in time or a fixed percentage of NAV at a particular time or a fixed amount per share of common stock, any of which may be adjusted from time to time. It is anticipated that under the Distribution Policy, the minimum annual distribution rate with respect to a Fund’s common shares would be independent of the

Fund’s performance during any particular period but would be expected to correlate with the Fund’s performance over time. Except for extraordinary distributions and potential increases or decreases in the amount of the distributions in the final dividend period in light of a Fund’s projected performance for the entire calendar year and to enable the Fund to comply with the distribution requirements of Subchapter M of the Code for the calendar year, each distribution on the Fund’s common shares would be at the stated rate then in effect. The Board will periodically review the amount of potential distributions in light of the investment experience of the Fund, and may modify or terminate a Distribution Policy at any time.

IV. JUSTIFICATION FOR THE REQUESTED RELIEF

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security or transaction from any provision of the 1940 Act or any rule or regulation thereunder, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. For the reasons set forth below, the Applicants submit that the requested exemption from Section 19(b) of the 1940 Act and rule 19b-1 thereunder would be consistent with the standards set forth in Section 6(c) of the 1940 Act, and in the best interests of the Funds and their respective shareholders.

A.	Receipt of the Order would serve shareholder interests.

Applicants believe that closed-end fund investors may prefer an investment vehicle that provides regular current income through fixed distribution policies that would be available through a Distribution Policy. Allowing a Distribution

Policy to operate in the manner described in this Application would help fill current investor demand and foster competition in the registered fund market.

An exemption from rule 19b-1 would benefit stockholders in another way. Common shares of closed-end funds often trade in the marketplace at a discount to their NAV. Applicants believe that this discount may be reduced if the Funds are permitted to pay relatively frequent dividends on their common stock at a consistent rate, whether or not those dividends contain an element of long-term capital gains. Any reduction in the discount at which Fund shares of common shares trade in the market would benefit the holders of the Fund’s common shares along with the Fund.

B.	The Fund’s shareholders would receive information sufficient to clearly inform them of the nature of the distributions they are receiving.

One of the concerns leading to the enactment of Section 19(b) and adoption of rule 19b-13 was that shareholders might be unable to distinguish between frequent distributions of capital gains and dividends from investment income. However, rule 19a-1 under the 1940 Act effectively addresses this concern by requiring that distributions (or the confirmation of the reinvestment thereof) estimated to be sourced in part from capital gains or capital be accompanied by a separate statement showing the sources of the distribution (e.g., estimated net income, net short-term capital gains, net long-term capital gains and/or return of capital). The same information will be included in each Fund’s annual report to shareholders and on its Internal Revenue Service (“IRS”) Form 1099-DIV, which will be sent to each common and preferred shareholder who

[3]

See Securities and Exchange Commission 1966 Report to Congress on Investment Company Growth (H.R. Rep. No. 2337, 89th Cong., 2d Sess. 190-95 (1966); S. Rep. No. 91-184, 91st Cong. 1st Sess. 29 (1969); H.R. Rep. No. 91-1382, 91st Cong., 2d Sess. 29 (1970) (the “Report”).

received distributions during a particular year (including shareholders who have sold shares during the year).

In addition, each of the Funds will make the additional disclosures required by the conditions set forth in Part V below, and each of them will adopt compliance policies and procedures in accordance with rule 38a-1 under the 1940 Act to ensure that all required 19(a) Notices and disclosures are sent to shareholders.

The information required by Section 19(a), rule 19a-1, the Distribution Policy, the Section 19 Compliance Policies, and the conditions listed below will help to ensure that each Fund’s shareholders are provided sufficient information to understand that their periodic distributions are not tied to the Fund’s net investment income (which for this purpose is the Fund’s taxable income other than from capital gains) and realized capital gains to date, and may not represent yield or investment return. Accordingly, subjecting the Funds to Section 19(b) and rule 19b-1 would afford shareholders no extra protection. In addition, the Funds will undertake to request intermediaries, or their agent(s), to forward 19(a) Notices to their customers and to reimburse them for the costs of forwarding. Such forwarding may occur in any manner permitted by statute, rule or order or by the staff of the Commission.

C.	Under certain circumstances, Rule 19b-1 gives rise to improper influence on portfolio management decisions, with no offsetting benefit to shareholders.

Rule 19b-1, when applied to a Distribution Policy, actually gives rise to one of the concerns that rule 19b-1 was intended to avoid: inappropriate influence on portfolio management decisions. Funds that pay long-term capital gains distributions only once per year in accordance with rule 19b-1 impose no pressure on management to realize capital gains at any time when purely investment considerations do not dictate doing so. In the absence of an exemption from rule 19b-1, the adoption of a periodic distribution plan imposes pressure on management (i) not to realize any net long-term capital gains until the point in the year that the fund can pay all of its remaining distributions in accordance with rule 19b-1 and (ii) not to realize any long-term capital gains during any particular year in excess of the amount of the aggregate pay-out for the year (since as a practical matter excess gains must be distributed and, accordingly, would not be available to satisfy pay-out requirements in following years), notwithstanding that purely investment considerations might favor realization of long-term gains at different times or in different amounts.

No purpose is served by the distortion in the normal operation of a periodic distribution plan required in order to comply with rule 19b-1. There is no reason or logic in requiring any Fund that adopts a periodic distribution plan either to retain (and pay taxes on) long-term capital gains (with the resulting additional tax return complexities for the Fund’s shareholders) or to avoid designating its distributions of long-term gains as capital gains dividends for tax purposes (thereby avoiding a rule 19b-1 problem but providing distributions taxable at ordinary income rates rather than the much lower long-term capital gains rates). The desirability of avoiding these anomalous results creates pressure to limit the realization of long-term capital gains that otherwise would be taken for purely investment considerations.

The Order requested by the Applicants would minimize these anomalous effects of rule 19b-1 by enabling the Funds to realize long-term capital gain as often as investment considerations dictate without fear of violating rule 19b-1.

D.	Other concerns leading to the adoption of rule 19b-1 are not applicable.

Another concern that led to the enactment of Section 19(b) of the 1940 Act and adoption of rule 19b-1 was that frequent capital gains distributions could facilitate improper fund share sales practices, including, in particular, the practice of urging an investor to purchase shares of a fund on the basis of an upcoming capital gains dividend (“selling the dividend”), where the dividend would result in an immediate corresponding reduction in NAV and would be in effect a taxable return of the investor’s capital. Applicants submit that this concern should not apply to closed-end investment companies, such as the Funds.4 Furthermore, if the underlying concern extends to secondary market purchases of shares of closed-end funds that are subject to a large upcoming capital gains dividend, adoption of a periodic distribution plan actually helps minimize the concern by avoiding, through periodic distributions, any buildup of large end-of-the-year distributions.

The Applicants also submit that the “selling the dividend” concern is not applicable to preferred shares, which entitle a holder to no more than a specified periodic dividend and, like a debt security, is initially sold at a price based upon its liquidation preference, credit quality, dividend rate and frequency of payment. Investors buy preferred shares for the purpose of receiving specific payments at the frequency bargained for, and any application of rule 19b-1 to preferred shares would be contrary to the expectation of investors. In addition, current tax laws discourage the selling of

[4]

None of the funds currently advised by ALPS offers or intends to offer its shares by means of a shelf registration statement. However, to the extent that any future Fund does so, shares will be offered in this manner only when they are trading at a premium to NAV, and not on the basis of an upcoming capital gains dividend, thus minimizing the likelihood of improper fund share sales practices. Any such offering of shares by a Fund will be made in compliance with condition 6 below.

dividends, by treating any loss realized by a shareholder on the sale of regulated investment company stock held for six months or less as a capital loss, to the extent of any long-term capital gains paid to such stockholder on such shares.

E.	Further limitations of rule 19b-1.

Subparagraphs (a) and (f) of rule 19b-1 limit the number of capital gains dividends, as defined in Section 852(b)(3)(C) of the Code, that a fund may make with respect to any one taxable year to one, plus a supplemental distribution made pursuant to Section 855 of the Code not exceeding 10% of the total amount distributed for the year, plus one additional capital gain dividend made in whole or in part to avoid the excise tax under Section 4982 of the Code.

Applicants assert that by limiting the number of capital gain distributions that a Fund may make with respect to any one year, rule 19b-1 may prevent the normal and efficient operation of a periodic distribution plan whenever that Fund’s realized net long-term capital gains in any year exceed the total of the periodic distributions that may include such capital gains under the rule. Rule 19b-1 thus may force the fixed regular periodic distributions to be funded with returns of capital5 (to the extent net investment income and realized short term capital gains are insufficient to fund the distribution), even though realized net long-term capital gains otherwise could be available. To distribute all of a Fund’s long-term capital gains within the limits in rule 19b-1, a Fund may be required to make total distributions in excess of the annual amount called for by its periodic distribution plan or to retain and pay taxes on the excess amount. Applicants

[5]	These would be returns of capital for financial accounting purposes and not for tax accounting purposes.

believe that the application of rule 19b-1 to a Fund’s periodic distribution plan may create pressure to limit the realization of long-term capital gains based on considerations unrelated to investment goals.

Revenue Ruling 89-816 under the Code requires that a fund that seeks to qualify as a regulated investment company under the Code and that has both common shares and preferred shares outstanding designate the types of income, e.g., investment income and capital gains, in the same proportion as the total distributions distributed to each class for the tax year. To satisfy the proportionate designation requirements of Revenue Ruling 89-81, whenever a fund has realized a long term capital gain with respect to a given tax year, the fund must designate the required proportionate share of such capital gain to be included in common and preferred share dividends. Although rule 19b-1 allows a fund some flexibility with respect to the frequency of capital gains distributions, a fund might use all of the exceptions available under rule 19b-1 for a tax year and still need to distribute additional capital gains allocated to the preferred shares to comply with Revenue Ruling 89-81.

The potential abuses addressed by Section 19(b) and rule 19b-1 do not arise with respect to preferred shares issued by a closed-end fund. Such distributions generally are either fixed or are determined in periodic auctions or remarketings or are periodically reset by reference to short-term interest rates rather than by reference to performance of the issuer, and Revenue Ruling 89-81 determines the proportion of such distributions that are comprised of the long-term capital gains.

6 1989-1 C.B. 226.

The Applicants also submit that the “selling the dividend” concern is not applicable to preferred shares, which entitle a holder to no more than a periodic dividend at a fixed rate or the rate determined by the market, and, like a debt security, are priced based upon their liquidation value, dividend rate, credit quality, and frequency of payment. Investors buy preferred shares for the purpose of receiving payments at the frequency bargained for and do not expect the liquidation value of their shares to change.

The proposed Order will assist the Funds in avoiding these rule 19b-1 problems.

F.	General

The relief requested is that the Commission permit the Funds to make periodic distributions in respect of their common shares as frequently as twelve times in any one taxable year and in respect of its preferred shares (if any) as specified by or determined in accordance with the terms thereof. Granting this relief would provide the Funds with flexibility in meeting investor interest in receiving more frequent distributions. Implementation of the relief would actually ameliorate the concerns that gave rise to Section 19(b) and rule 19b-1 and help avoid the “selling of dividends” problem, which Section 19(b) and rule 19b-1 are not effective in preventing.

The potential issues under rule 19b-1 are basically not relevant to distributions on preferred shares. Not only are such distributions fixed or determined in by the market rather than by reference to the performance of the issuer, but also the long-term capital gain component is mandated by the IRS to be the same proportion as the proportion of long-term gain dividends bears to the total distributions in respect of the common shares and, consequently, the long-term gain component cannot even be known until the end of the Fund’s fiscal year. In these circumstances it would be very difficult for any of the potential abuses reflected in rule 19b-1’s restrictions to occur.

In summary, rule 19b-1 in the circumstances referred to above is likely to distort the effective and proper functioning of a Fund’s Distribution Policy and gives rise to the very pressures on portfolio management decisions that rule 19b-1 was intended to avoid. These distortions forced by rule 19b-1 serve no purpose and are not in the best interests of shareholders.

V. APPLICANTS’ CONDITIONS

The Applicants agree that, with respect to each Fund seeking to rely on the Order, the Order will be subject to each of the following conditions:

1. Compliance Review and Reporting: The Fund’s chief compliance officer will (a) report to the Fund’s Board, no less frequently than once every three months or at the next regularly scheduled quarterly Board meeting, whether (i) the Fund and its Adviser have complied with the conditions of the Order and (ii) a material compliance matter (as defined in rule 38a-1(e)(2) under the 1940 Act) has occurred with respect to such conditions; and (b) review the adequacy of the policies and procedures adopted by the Board no less frequently than annually.

2. Disclosures to Fund Shareholders:

(a) Each 19(a) Notice disseminated to the holders of the Fund’s common shares, in addition to the information required by Section 19(a) and rule 19a-1:

(i) Will provide, in a tabular or graphical format:

(1) the amount of the distribution, on a per common share basis, together with the amounts of such distribution amount, on a per common share basis and as a percentage of such distribution amount, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

(2) the fiscal year-to-date cumulative amount of distributions on a per common share basis, together with the amounts of such cumulative amount, on a per common share basis and as a percentage of such cumulative amount of distributions, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

(3) the average annual total return in relation to the change in NAV for the 5-year period (or, if the Fund’s history of operations is less than five years, the time period commencing immediately following the Fund’s first public offering) ending on the last day of the month ended immediately prior to the most recent distribution record date compared to the current fiscal period’s annualized distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date; and

(4) the cumulative total return in relation to the change in NAV from the last completed fiscal year to the last day of the month prior to the most recent distribution record date compared to the fiscal year-to-date cumulative distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date;

Such disclosure shall be made in a type size at least as large and as prominent as the estimate of the sources of the current distribution; and

(ii) Will include the following disclosure:

(1) “You should not draw any conclusions about the Fund’s investment performance from the amount of this distribution or from the terms of the Fund’s Distribution Policy.”;

(2) “The Fund estimates that it has distributed more than its income and net realized capital gains; therefore, a portion of your distribution may be a return of capital. A return of capital may occur, for example, when some or all of the money that you invested in the Fund is paid back to you. A return of capital distribution does not necessarily reflect the Fund’s investment performance and should not be confused with ‘yield’ or ‘income’”;7 and

(3) “The amounts and sources of distributions reported in this 19(a) Notice are only estimates and are not being provided for tax reporting purposes. The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Fund’s investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations. The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes.”;

Such disclosure shall be made in a type size at least as large as and as prominent as any other information in the 19(a) Notice and placed on the same page in close proximity to the amount and the sources of the distribution;

[7]	The disclosure in this condition 2(a)(ii)(2) will be included only if the current distribution or the fiscal year-to-date cumulative distributions are estimated to include a return of capital.

(b) On the inside front cover of each report to shareholders under rule 30e-1 under the 1940 Act, the Fund will:

(i) describe the terms of the Distribution Policy (including the fixed amount or fixed percentage of the distributions and the frequency of the distributions);

(ii) include the disclosure required by condition 2(a)(ii)(1) above;

(iii) state, if applicable, that the Distribution Policy provides that the Board of the Fund may amend or terminate the Distribution Policy at any time without prior notice to Fund shareholders; and

(iv) describe any reasonably foreseeable circumstances that might cause the Fund to terminate the Distribution Policy and any reasonably foreseeable consequences of such termination; and

(c) Each report to shareholders of a Fund under rule 30e-1 under the 1940 Act and in each prospectus filed with the Commission on Form N-2 under the 1940 Act, the Fund will provide the Fund’s total return in relation to changes in NAV in the financial highlights table and in any discussion about the Fund’s total return.

3. Disclosure to Shareholders, Prospective Shareholders and Third Parties:

(a) The Fund will include the information contained in the relevant 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, in any written communication (other than a communication on Form 1099) about the Distribution Policy or distributions under the Distribution Policy by the Fund, or agents that the Fund has authorized to make such communication on the Fund’s behalf, to any Fund common shareholder, prospective common shareholder, or third-party information provider;

(b) The Fund will issue, contemporaneously with the issuance of any 19(a) Notice, a press release containing the information in the 19(a) Notice and will file with the Commission the information contained in such 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, as an exhibit to its next filed Form N-CSR; and

(c) The Fund will post prominently a statement on its (or the Adviser’s) website containing the information in each 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, and will maintain such information on such website for at least 24 months.

4. Delivery of 19(a) Notices to Beneficial Owners: If a broker, dealer, bank, or other person (“financial intermediary”) holds common shares issued by the Fund in nominee name, or otherwise, on behalf of a beneficial owner, the Fund: (A) will request that the financial intermediary, or its agent, forward the 19(a) Notice to all beneficial owners of the Fund’s shares held through such financial intermediary; (B) will provide, in a timely manner, to the financial intermediary, or its agent, enough copies of the 19(a) Notice assembled in the form and at the place that the financial intermediary, or its agent, reasonably requests to facilitate the financial intermediary’s sending of the 19(a) Notice to each beneficial owner of the Fund’s shares; and (C) upon the request of any financial intermediary, or its agent, that receives copies of the 19(a) Notice, will pay the financial intermediary, or its agent, the reasonable expenses of sending the 19(a) Notices to such beneficial owners.

5. Additional Board Determinations for Funds Whose Common Shares Trade at a Premium: If:

(a) The Fund’s common shares have traded on the stock exchange that they primarily trade on at the time in question at an average premium to NAV equal to or greater than 10%, as determined on the basis of the average of the discount or premium to NAV of the Fund’s common shares as of the close of each trading day over a 12-week rolling period (each such 12-week rolling period ending on the last trading day of each week); and

(b) The Fund’s annualized distribution rate for such 12-week rolling period, expressed as a percentage of NAV as of the ending date of such 12-week rolling period, is greater than the Fund’s average annual total return in relation to the change in NAV over the two-year period ending on the last day of such 12-week rolling period;

then:

(i) At the earlier of the next regularly scheduled meeting or within four months of the last day of such 12-week rolling period, the Board of the Fund, including a majority of its Independent Trustees:

(1) will request and evaluate, and the Adviser will furnish, such information as may be reasonably necessary to make an informed determination of whether the Distribution Policy should be continued or continued after amendment;

(2) will determine whether continuation, or continuation after amendment, of the Distribution Policy is consistent with the Fund’s investment objective(s) and policies and in the best interests of the Fund and its shareholders after considering the information in condition 5(b)(i)(1) above, including, without limitation:

(A) whether the Distribution Policy is accomplishing its purpose(s);

(B) the reasonably foreseeable material effects of the Distribution Policy on the Fund’s long-term total return in relation to the market price and NAV of the Fund’s common shares; and

(C) the Fund’s current distribution rate, as described in condition 5(b) above, compared with the Fund’s average annual taxable income or total return over the two-year period, as described in condition 5(b), or such longer period as the Board deems appropriate; and

(3) based upon that determination, will approve or disapprove the continuation, or continuation after amendment, of the Distribution Policy; and

(ii) The Board will record the information considered by it, including its consideration of the factors listed in condition 5(b)(i)(2) above, and the basis for its approval or disapproval of the continuation, or continuation after amendment, of the Distribution Policy in its meeting minutes, which must be made and preserved for a period of not less than six years from the date of such meeting, the first two years in an easily accessible place.

6. Public Offerings: The Fund will not make a public offering of its common shares other than:

(a) a rights offering below NAV to holders of the Fund’s common shares;

(b) an offering in connection with a dividend reinvestment plan, merger, consolidation, acquisition, spin-off or reorganization of the Fund; or

(c) an offering other than an offering described in conditions 6(a) and 6(b) above, provided that, with respect to such other offering:

(i) the Fund’s annualized distribution rate for the six months ending on the last day of the month ended immediately prior to the most recent distribution record date8, expressed as a percentage of NAV, as of such date, is no more than 1 percentage point greater than the Fund’s average annual total return for the five-year period ending on such date;9 and

(ii) the transmittal letter accompanying any registration statement filed with the Commission in connection with such offering discloses that the Fund has received an order under Section 19(b) to permit it to make periodic distributions of long-term capital gains with respect to its common shares as frequently as twelve times each year (and as frequently as distributions are specified by or determined in accordance with the terms of any outstanding preferred shares as such Fund may issue, if applicable);

7. Amendments to Rule 19b-1: The requested Order will expire on the effective date of any amendment to rule 19b-1 that provides relief permitting certain

[8]	If the Fund has been in operation fewer than six months, the measured period will begin immediately following the Fund’s first public offering.

[9]	If the Fund has been in operation fewer than five years, the measured period will begin immediately following the Fund’s first public offering.

closed-end investment companies to make periodic distributions of long-term capital gains with respect to their outstanding common shares as frequently as twelve times each year.

VI. PRECEDENT

The Commission has relief substantially the same as that sought herein. See, e.g., Nuveen Real Estate Income Fund and Nuveen Fund Advisors, LLC, Release Nos. IC30883 (January 16, 2014) (notice of application) and IC-30913 (February 11, 2014) (order); Guggenheim Equal Weight Enhanced Equity Income Fund and Guggenheim Funds Investment Advisers, LLC, Release Nos. IC-30780 (November 12, 2013) (notice of application) and IC-30822 (December 9, 2013) (order); Royce Focus Trust, Inc., et al., Release Nos. IC-30447 (April 4, 2013) (notice of application) and IC-30499 (April 30, 2013) (order); The Adams Express Company and Petroleum & Resources Corporation, Release Nos. IC-30304 (December 13, 2012) (notice of application) and IC-30344 (January 8, 2013) (order); Prudential Short Duration High Yield Fund, Inc., et. al., Release Nos. IC-30195 (September 5, 2012) (notice of application) and IC-30226 (October 2, 2012) (order); Invesco Total Property Market Income Fund, et. al., Release Nos. IC-30055 (April 26, 2012) (notice of application) and IC-30069 (May 22, 2012) (order); Stone Harbor Emerging Markets Income Fund, Release Nos. IC-29791 (September 16, 2011) (notice of application) and IC-29834 (October 12, 2011) (order); The Chile Fund, Inc., et al., Release Nos. IC-29167 (March 2, 2010) (notice of application) and IC-29195 (March 30, 2010) (order); Neuberger Berman Management LLC, et al., Release Nos. 1C-28945 (October 14, 2009) (notice of application) and 1C-28994 (November 10, 2009) (order); Alpine Global Dynamic

Dividend Fund, et al., Release Nos. IC-28897 (September 4, 2009) (notice of application) and IC-28937 (September 30, 2009) (order); BlackRock International Growth and Income Trust, et al., Release Nos. IC-28690 (April 7, 2009) (notice of application) and IC-28719 (May 5, 2009) (order); Eaton Vance Enhanced Equity Income Fund, et al., Release Nos. IC-28616 (February 10, 2009) (notice of application) and IC-28643 (March 10, 2009) (order); Macquarie Global Infrastructure Total Return Fund Inc., et al., Release Nos. IC-28579 (January 6, 2009) (notice of application) and IC-28611 (February 3, 2009) (order); SunAmerica Focused Alpha Growth Fund, Inc., Release Nos. IC-28578 (January 6, 2009) (notice of application) and IC-28612 (February 3, 2009) (order); DNP Select Income Fund, et al., Release Nos. IC-28348 (July 31, 2008) (notice of application) and IC-28368 (August 26, 2008) (order); Cohen & Steers Advantage Income Realty Fund, Inc., et al., Release Nos. IC-28341 (July 24, 2008) (notice of application) and IC-28358 (August 19, 2008) (order); The Mexico Fund Inc., et al., Release Nos. IC-28332 (July 17, 2008) (notice of application) and IC-28357 (August 12, 2008) (order); and ING Clarion Real Estate Income Fund, et al., Release Nos. IC – 28329 (July 8, 2008) (notice of application) and IC-28352 (August 5, 2008) (order).

VII. PROCEDURAL COMPLIANCE

1. Acting by written consent in lieu of a meeting, on March 3, 2014 the Board of Directors of the Adviser adopted the following resolutions authorizing the execution and filing of this Application.

RESOLVED: That ALPS Advisors, Inc. (the “Adviser”), investment adviser to the Principal Real Estate Income Fund (“PGZ”) be, and it hereby is, authorized to prepare and file with the U.S. Securities and Exchange Commission an application for an exemptive order (“Order”), and any and all amendments thereto, pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”) granting an exemption from Section 19(b) under the 1940 Act for PGZ and each registered closed-end investment company in the future that seeks to rely on the order and is advised by the Adviser; and it is further

RESOLVED: That the Adviser ratify any and all actions previously taken in connection with the preparation and filing with the U.S. Securities and Exchange Commission of an application for the Order, and any and all amendments thereto, pursuant to Section 6(c) of the 1940 Act, granting an exemption from Section 19(b); and it is further

RESOLVED: That the Adviser be, and it hereby is, authorized to take any and all other actions as are reasonable or necessary to obtain the Order; and it is further

RESOLVED: That the officers of the Adviser. be and they hereby are, authorized and directed, with the assistance of legal counsel, in the name of and on behalf of the Adviser to prepare, execute and file with the U.S. Securities and Exchange Commission under the 1940 Act, one or more applications for orders of exemption or approval and to prepare, execute and make any and all filings, requests for interpretation or no-action relief or exemption from or under the statutes and regulations of the United States of America and such other jurisdictions as such officers determine to be necessary or appropriate with respect to the Adviser and it is further

RESOLVED: That each officer of the Adviser. be, and he/she hereby is, authorized and directed on behalf of the Adviser to take any and all actions deemed necessary or appropriate or desirable, in their judgment or upon advice of counsel, to carry out the foregoing resolutions.

2. Acting at a meeting held on September 4, 2013, the Board of Trustees of the Fund adopted the following resolutions authorizing the execution and filing of this Application.

RESOLVED, that each officer of Principal Real Estate Income Fund (the “Trust”), acting singly or collectively, is hereby authorized to execute and file with Securities and Exchange Commission, on behalf of the Trust, an application or applications pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an order or orders exempting the Trust from Section 19(b) of the Act, thereby permitting the Trust to distribute long-term capital gains more often than once every 12 months; and it is

FURTHER RESOLVED, that each officer of the Trust, acting singly or collectively, is hereby authorized to execute and file any and all amendments to the application or applications described in the immediately preceding resolution, and to take any and all further action in connection with any of the foregoing as such officer or officers may deem necessary or appropriate in his or her sole discretion.

3.(a) Pursuant to the requirements of rule 0-2(f) under the 1940 Act, the Applicants hereby state that their address is:

Principal Real Estate Income Fund

1290 Broadway, Suite 1100

Denver, Colorado 80203

ALPS Advisors, Inc.

1290 Broadway, Suite 1100

Denver, Colorado 80203

(b) The Applicants further state that all communications or questions concerning this Application should be directed to:

Philip J. Niehoff, Esq.

Mayer Brown LLP

71 South Wacker Drive

Chicago, Illinois 60606

(312) 782-0600

with a copy to:

Erin D. Nelson

ALPS Fund Services, Inc.

1290 Broadway, Suite 1100

Denver, Colorado 80203

(303) 623-2577

4. Pursuant to rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that the officer signing and filing this Application on behalf of each Applicant is fully authorized to do so. Under the provisions of its By-Laws, responsibility for the management of the affairs and business of the Adviser is vested in its officers and directors, and its officers and directors have caused the Adviser to comply with all requirements for the execution and filing of this Application in its name and on its behalf. Under the provisions of its Declaration of Trust, responsibility for the management of the affairs and business of PGZ is vested in its Trustees, and PGZ has complied with all requirements for the execution and filing of this Application in its name and on its behalf.

5. The verifications required by rule 0-2(d) under the 1940 Act are attached hereto as Exhibits A-1 and A-2.

6. The Applicants request that the Commission issue an order without a hearing pursuant to rule 0-5 under the 1940 Act.

VIII. CONCLUSION

On the basis of the foregoing, the Applicants respectfully request that the Commission enter an order pursuant to Section 6(c) of the 1940 Act exempting the Funds from the provisions of Section 19(b) of the 1940 Act and rule 19b-1 thereunder to permit each Fund to make distributions on its common shares consisting in whole or in part of capital gain dividends as frequently as twelve times in any one taxable year so long as it complies with the conditions of the Order and maintains in effect a Distribution Policy with respect to its common shares as described in this Application. In addition, the Applicants request that the Order permit each Fund to make distributions on its preferred shares (if any) that it has issued or may issue in the future consisting in whole or in part of capital gain dividends as frequently as specified by or determined in accordance with the terms thereof.

IN WITNESS WHEREOF, the undersigned has caused this Application to be duly executed this 2nd day of April, 2014.

PRINCIPAL REAL ESTATE INCOME FUND

By	/s/ Erin D. Nelson
Name: Erin D. Nelson
Title: Secretary

IN WITNESS WHEREOF, the undersigned has caused this Application to be duly executed this 2nd day of April, 2014.

ALPS ADVISORS, INC.

By:	/s/ Thomas A. Carter
Name: Thomas A. Carter
Title: President

EXHIBIT INDEX

		Sequentially Numbered Page
Exhibit A-1	Verification of Principal Real Estate Income Fund	32

Exhibit A-2	Verification of ALPS Advisors, Inc.	33

EXHIBIT A-1

VERIFICATION

STATE OF COLORADO	)
) ss
COUNTY OF DENVER	)

The undersigned being duly sworn, deposes and says that she has duly executed the attached Application dated April 2, 2014 for and on behalf of Principal Real Estate Income Fund; that she is Secretary of Principal Real Estate Income Fund; and that all action by shareholders, trustees, and other bodies necessary to authorize deponent to execute and file such Application has been taken. Deponent further says that she is familiar with such Application, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ Erin D. Nelson

Erin D. Nelson, as Secretary of Principal Real Estate Income Fund

Subscribed and sworn to before me a Notary Public this 2nd day of April, 2014.

/s/ Sarah Defries
Notary Public My Commission Expires: 7/2/2016

[SEAL]

EXHIBIT A-2

VERIFICATION

STATE OF COLORADO	)
) ss
COUNTY OF DENVER	)

The undersigned being duly sworn, deposes and says that he has duly executed the attached Application dated April 2, 2014 for and on behalf of ALPS Advisors, Inc.; that he is of ALPS Advisors, Inc.; and that all actions by shareholders, officers, directors and other bodies necessary to authorize deponent to execute and file such Application have been taken. Deponent further says that he is familiar with such Application, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Thomas A. Carter

Thomas A. Carter, as President of ALPS Advisors, Inc.

Subscribed and sworn to before me a Notary Public this 2nd day of April, 2014.

/s/ Sarah Defries
Notary Public My Commission Expires: 7/2/2016

[SEAL]